Mail Stop 4561

October 19, 2006

John Sammon, Jr.
PAR Technology Corporation
PAR Technology Park
8383 Seneca Turnpike
New Hartford, New York 13413

> **Re:** **PAR Technology Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2006**
> **File No. 001-09720**

Dear Mr. Sammon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Stephen Krikorian
Accounting Branch Chief